Exhibit 12.2

Consolidated Edison of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three Months Ended March 31, 2014	For the Twelve Months Ended December 31, 2013	For the Three Months Ended March 31, 2013
Earnings
Net Income for Common Stock	$334	$1,020	$277
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	184	520	152

Pre-Tax Income for Common Stock	$518	$1,540	$429

Add: Fixed Charges*	144	564	138
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$662	$2,104	$567

* Fixed Charges
Interest on Long-term Debt	$125	$496	$123
Amortization of Debt Discount, Premium and Expense	3	15	4
Interest Capitalized	—	—	—
Other Interest	3	11	5
Interest Component of Rentals	13	42	6
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$144	$564	$138

Ratio of Earnings to Fixed Charges	4.6	3.7	4.1